EXHIBIT 99.1

Alio Gold Updates Mineral Resource Estimate for Florida Canyon

VANCOUVER, British Columbia, Oct. 18, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), or the “Company”), today announced an updated Mineral Resource Estimate for its Florida Canyon Mine in Nevada, USA prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A Technical Report will be filed on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com on or before November 29, 2018 and will supersede the previous Mineral Resource Estimate contained in a Preliminary Economic Assessment dated June 22, 2016 (the “PEA”).

The updated Mineral Resource was estimated as of July 31, 2018 and includes all drilling information and mining activity to this date. The estimate was compiled by SRK Consulting (U.S.), Inc and is constrained using a $1,350/oz gold price pit shell.

Measured & Indicated Mineral Resource Estimate:

  132.9 million tonnes at 0.40 g/t gold
  1.7 million ounces contained gold, an increase of 52% compared with the PEA

“The updated mineral resource estimate for Florida Canyon formalizes the view that we held on acquisition of the mine earlier this year and is an important first step in completing our life-of-mine plan,” said Greg McCunn, Chief Executive Officer.  “We are on track to deliver the plan by the end of this year and anticipate the report will further highlight the value of Florida Canyon.  The life-of-mine plan and corresponding Mineral Reserve Estimate will be based on oxide resources at Florida Canyon only.  It is expected that recommendations will be made in the technical report with respect to further work required to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource.”

Florida Canyon: Oxide Resources
July 31, 2018 $1,350/oz gold

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
TOTAL	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

	Inferred
	Metric Tonnes (000’s)	Au g/t	Contained Au Ounces (000’s)
Central Pit	508	0.39	6
Main Pit	473	0.64	10
Jasperoid Hill	155	0.33	2
Radio Towers	271	0.54	5
TOTAL	1,407	0.43	22

   * Figures may not total due to rounding

Footnotes:

  All Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.
  An updated 3D geologic model was used to constrain the resource using both lithology and structure.
  Gold recovery is modelled based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model.  To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR.
  The resource model was constructed in US units, and quantities and grades in the table above reflect conversion to metric units for reporting where applicable. NSR cut-offs and unit costs in the notes below are expressed in $/short ton (ston).
  Resources are reported using a NSR cutoff grade of $3.99/ston for the Central area, $4.09/ston for the Central N. and Jasperoid Hill areas, $3.94/ston for the Main and Radio Towers areas, $4.04/ston for the Radio Towers N. area, and $3.99/ston for the Radio Towers2 area. The variable NSR cutoffs account for differences in haulage cost.
  Resources in the table above are grouped by major mining area.  Central and Central N. were combined, as were all Radio Towers mining areas.
  Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: $1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area , $2.80/toz Au Sales Cost, $1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base ore processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

Qualified Person

The resource estimate and related geologic modeling were conducted by, or under the supervision of Tim Carew, M.Sc. P.Geo. of SRK Consulting (U.S.), Inc., Reno, Nevada. Mr. Carew is a Qualified Person and is independent of Alio Gold for the purposes of NI 43-101. Mr. Carew has reviewed and approved the technical content contained herein.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property, Florida Canyon Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations, projected operational updates to the Ana Paula Project, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project and expectations regarding the payment of dividends on the Company’s common shares.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, Florida Canyon Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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